                                                            BLAKE DAWSON WALDRON
                                                               L A W Y E R S

                               SHARE SUBSCRIPTION
                                    AGREEMENT

                      LIHIR AUSTRALIAN HOLDINGS PTY LIMITED

                                 ACN 121 554 443

                            BALLARAT GOLDFIELDS N.L.

                                 ACN 006 245 441

                                          17 OCTOBER 2006

           Level 36, Grosvenor Place
                   225 George Street
                     SYDNEY NSW 2000
           Telephone: (02) 9258 6000
                 Fax: (02) 9258 6999      REF. PHM ATH 02 1404 7936

                       (C) BLAKE DAWSON WALDRON 2006

                                    CONTENTS

1.     INTERPRETATION                                                                         1

       1.1      Definitions                                                                   1
       1.2      Rules for interpreting this document                                          3
       1.3      Business Days                                                                 4

2.     SUBSCRIPTION FOR PLACEMENT SHARES                                                      4

3.     SUBSCRIPTION COMPLETION                                                                4

       3.1      Time and Place                                                                4
       3.2      Subscriber's obligations                                                      4
       3.3      Company's obligations                                                         4
       3.4      Quotation of Placement Shares                                                 5
       3.5      Use of proceeds                                                               5

4.     INFORMATION NOTIFICATION AND ANNOUNCEMENTS                                             5

       4.1      Information Notification                                                      5
       4.2      Substantial Holder Notice                                                     5
       4.3      Announcements                                                                 5

5.     CONFIDENTIALITY                                                                        5

       5.1    Confidentiality                                                                 5

6.     WARRANTIES AND REPRESENTATIONS                                                         6

       6.1      By each party generally                                                       6
       6.2      By the Company                                                                7
       6.3      On-sale restrictions: Company's representations and warranties                8
       6.4      Correction of Information Notification                                        8
       6.5      Subscriber's representations and warranties                                   8
       6.6      Reliance on Representations and Warranties                                    9
       6.7      Warranties not extinguished or affected                                       9
       6.8      Update of disclosures                                                         9

7.     NOTICES                                                                                9

8.     AMENDMENT AND ASSIGNMENT                                                              10

       8.1      Amendment                                                                    10
       8.2      Assignment                                                                   10

9.     GENERAL                                                                               10

       9.1      Governing law                                                                10

       9.2      Liability for expenses                                                       11
       9.3      Giving effect to this document                                               11
       9.4      Waiver of rights                                                             11
       9.5      Operation of this document                                                   11
       9.6      Assignment                                                                   11
       9.7      No merger                                                                    11
       9.8      Counterparts                                                                 12
       9.9      Attorneys                                                                    12
       9.10     Construction                                                                 12

SCHEDULE

1      APPLICATION FOR PLACEMENT SHARES                                                      13

                                                                             ii.

                          SHARE SUBSCRIPTION AGREEMENT
DATE 17 October 2006

PARTIES

      LIHIR AUSTRALIAN HOLDINGS PTY LTD ACN 121 554 443 of Level 9, AAMI Building, 500 Queen Street, Brisbane Queensland, 4000, Australia (SUBSCRIBER)

      BALLARAT GOLDFIELDS N.L. ACN 006 245 441 of 10 Woolshed Gully Drive, Mt Clear, Victoria, 3350, Australia (COMPANY)

RECITALS

A. The Subscriber has agreed with the Company to subscribe for the Placement Shares and pay the Subscription Price, and the Company has agreed to issue the Placement Shares to the Subscriber, on the terms of this agreement.

OPERATIVE PROVISIONS

1.    INTERPRETATION

1.1   DEFINITIONS

      The following definitions apply in this document.

      ACT means the Corporations Act 2001 (Cth).

      ASTC means the ASX Settlement and Transfer Corporation Pty Limited.

      ASTC SETTLEMENT RULES means the operating rules of the settlement facility provided by ASTC.

      ASX means Australian Stock Exchange Limited.

      AUTHORISATION means:

      (a) an authorisation, consent, declaration, exemption, notarisation or waiver, however it is described; and

      (b) in relation to anything that could be prohibited or restricted by law if a Government Agency acts in any way within a specified period, the expiry of that period without that action being taken, including any renewal or amendment.

      BALLARAT GOLDFIELDS EAST PROJECT means the current mine development as described in the announcement by Ballarat Goldfields N.L. to ASX on 7 September 2006 entitled "Ballarat Goldfields East Revised Development Strategy".

      BUSINESS means the business and affairs of the Company.

      BUSINESS DAY means a business day as defined in the Listing Rules.

      CIRCUMSTANCE has the meaning given to it in clause 6.8.

      COMPANY GROUP means Ballarat Goldfields N.L. and its Subsidiaries.

      CONFIDENTIALITY AGREEMENT means the Confidentiality Agreement between Ballarat Goldfields N.L. and Lihir Gold dated 14 August 2006.

      CONSTITUTION means the constitution of the Company at the date of this document.

      GOVERNMENT AGENCY means any Australian or foreign government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal agency or entity.

      INFORMATION NOTIFICATION means a notice that complies with subsections 708A(5)(e), (6),(7)and(8)of the Act.

      INTELLECTUAL PROPERTY means all present and future rights conferred by statute, common law or equity in or in relation to copyright, trade marks, designs, patents, circuit layouts, business and domain names, inventions, know-how, Confidential Information and other results of intellectual activity in the industrial, commercial, scientific, literary or artistic fields, whether or not registrable, registered or patentable.

      LIHIR GOLD means Lihir Gold Limited ARBN 069 803 998.

      LISTING RULES means the Listing Rules of the ASX.

      MATERIAL ADVERSE EFFECT means an event which individually, or when aggregated with all such other events, is reasonably likely to have a material adverse effect on the business, financial position or prospects of Ballarat Goldfields N.L. and its subsidiaries including its mining operations and, in particular the Ballarat Goldfields N.L. East Project.

      MERGER IMPLEMENTATION AGREEMENT means the agreement between Lihir Gold, Lihir Australian Holdings Pty Ltd and Ballarat Goldfields N.L. dated 17 October 2006 proposing a Ballarat Goldfields N.L. Scheme of Arrangement.

      PLACEMENT SHARES means 149 million fully paid ordinary shares in the capital of the Company.

      RELEVANT INTEREST has the same meaning as given by sections 608 and 609 of the Act.

      SCHEME means the scheme of arrangement under Part 5.1 of the Act between Ballarat Goldfields N.L. and its members, which if implemented will give effect to the merger between Lihir Australian Holdings Pty Ltd and Ballarat Goldfields N.L. pursuant to the Merger Implementation Agreement.

      SUBSCRIPTION COMPLETION means the completion of the subscription for and allotment and issue of the Placement Shares as provided for in clause 3.

                                                                              2.

      SUBSCRIPTION DATE means the date which is 5 Business Days after the date of this Agreement.

      SUBSCRIPTION PRICE means $41.72 million for the Placement Shares or $0.28 per Placement Share.

      WARRANTY OR WARRANTIES means the warranties, undertakings and representations set out in clause 6.

1.2   RULES FOR INTERPRETING THIS DOCUMENT

      Headings are for convenience only, and do not affect interpretation. The following rules also apply in interpreting this document, except where the context makes it clear that a rule is not intended to apply.

      (a)   A reference to:

            (i) (LEGISLATION) legislation (including subordinate legislation) is to that legislation as amended, re-enacted or replaced, and includes any subordinate legislation issued under it;

            (ii) (DOCUMENTS/AGREEMENTS) a document or agreement, or a provision of a document or agreement, is to that document, agreement or provision as amended, supplemented, replaced or novated;

            (iii) (PARTIES) a party to this document or to any other document or agreement includes a permitted substitute or a permitted assign of that party;

            (iv) (DOLLARS) or $ is a reference to the lawful currency of Australia;

            (v) (PERSONS) a person includes any type of entity or body of persons, whether or not it is incorporated or has a separate legal identity, and any executor, administrator or successor in law of the person; and

            (vi) (PARTS OF THINGS) anything (including a right, obligation or concept) includes each part of it.

      (b)   (NUMBER) A singular word includes the plural, and vice versa.

      (c) (GENDER) A word which suggests one gender includes the other genders.

      (d) (PARTS OF SPEECH) If a word is defined, another part of speech has a corresponding meaning.

      (e) (EXAMPLES) If an example is given of anything (including a right, obligation or concept), such as by saying it includes something else, the example does not limit the scope of that thing.

      (f) The word AGREEMENT includes an undertaking or other binding arrangement or understanding, whether or not in writing. ()

                                                                              3.

      (g) The words SUBSIDIARY, HOLDING COMPANY and RELATED BODY CORPORATE have the same meanings as in the Act.

      (h) (TIME) Unless the contrary intention appears a reference in this agreement to time is a reference to Australian Eastern Standard time.

1.3   BUSINESS DAYS

      If the day on or by which a person must do something under this document is not a Business Day:

      (a) if the act involves a payment that is due on demand, the person must do it on or by the next Business Day; and

      (b) in any other case, the person must do it on or by the previous Business Day.

2.    SUBSCRIPTION FOR PLACEMENT SHARES

      On the Subscription Date the Subscriber must subscribe for and pay the Subscription Price for the Placement Shares, and the Company must allot and issue the Placement Shares to the Subscriber.

3.    SUBSCRIPTION COMPLETION

3.1   TIME AND PLACE

      Subscription Completion must take place on the Subscription Date at the offices of Baker & McKenzie, Level 39, 525 Collins Street Melbourne at llam or at any other date, time or place that the parties agree in writing.

3.2   SUBSCRIBER'S OBLIGATIONS

      At Subscription Completion the Subscriber must:

      (a) give to the Company a duly executed application for the Placement Shares in the form of schedule 1 or in any other form the Company may agree to accept; and

      (b) pay the Subscription Price for the Placement Shares in cash, by telegraphic transfer, by bank cheque or in any other form that the Company may agree to accept as payment.

3.3   COMPANY'S OBLIGATIONS

      At Subscription Completion the Company must:

      (a)   allot and issue the Placement Shares to the Subscriber;

      (b) enter the name of the Subscriber in the register of members of the Company in respect of the Placement Shares and give the Subscriber a holding statement showing the Subscriber as the holder of the Placement Shares; and

                                                                              4.

      (c) take all other steps required under the Constitution, ASTC Settlement Rules, the Listing Rules and the Act to constitute and evidence the Subscriber as the holder of the Placement Shares.

3.4   QUOTATION OF PLACEMENT SHARES

      On or as soon as possible after Subscription Completion the Company must apply to ASX for official quotation of the Placement Shares.

3.5   USE OF PROCEEDS

      The Company must use the proceeds of the issue of the Placement Shares solely for the Ballarat Goldfields East Project and for no other purpose.

4.    INFORMATION NOTIFICATION AND ANNOUNCEMENTS

4.1   INFORMATION NOTIFICATION

      Contemporaneously with Subscription Completion, the Company must issue the Information Notification to ASX which states that, in accordance with clause 6.3(f), there is no excluded information of the kind referred to in clauses 708A(6)(e), (7) and (8) of the Act.

4.2   SUBSTANTIAL HOLDER NOTICE

      Subscriber will lodges a substantial holder notice in respect of the Placement Shares in accordance with Part 6C.1 of the Act.

4.3   ANNOUNCEMENTS

      The Company will, upon execution of this Agreement, make an announcement to ASX of the investment by the Subscriber in the Company (on terms previously agreed with the Subscriber). Subject to that announcement, neither party will make any public announcement in relation to the investment by the Subscriber in the Company without the prior consent of the other party or as required by law.

5.    CONFIDENTIALITY

5.1   CONFIDENTIALITY

      Any information relating to the Company, its assets, businesses, financial affairs and operations which is disclosed or comes to the attention of the Subscriber in connection with this document is and will be taken to be confidential information for the purposes of the Confidentiality Agreement.

                                                                              5.

6.    WARRANTIES AND REPRESENTATIONS

6.1   BY EACH PARTY GENERALLY

      Each party represents and warrants that:

      (a)   (STATUS) it is a company duly incorporated in Victoria;

      (b)   (POWER) it has full legal capacity and power:

            (i)   to own its property and to carry on its business; and

            (ii) to enter into this document and to carry out the transactions that it contemplates;

      (c) (CORPORATE AUTHORITY) it has taken all corporate action that is necessary or desirable to authorise its entry into this document and its carrying out the transactions that it contemplates;

      (d) (AUTHORISATIONS) it holds each Authorisation that is necessary or desirable to:

            (i) execute this document and to carry out the transactions that it contemplates;

            (ii) ensure that this document is legal, valid, binding and admissible in evidence; or

            (iii) enable it to properly carry on its business,

            and it is complying with any conditions to which any of these Authorisations are subject;

      (e) (DOCUMENTS EFFECTIVE) this document constitutes its legal, valid and binding obligations, enforceable against it in accordance with its terms (except to the extent limited by equitable principles and laws affecting creditors' rights generally), subject to any necessary stamping or registration;

      (f) (NO CONTRAVENTION) neither its execution of this document nor the carrying out by it of the transactions that it contemplates, does or will:

            (i) contravene any law to which it or any of its property is subject or any order of any Government Agency that is binding on it or any of its property;

            (ii)  contravene any Authorisation;

            (iii) contravene any undertaking or instrument binding on it or any of its property; or

            (iv)  contravene its constitution;

      (h) (NO LITIGATION) no litigation, arbitration, mediation, conciliation or administrative proceedings are taking place, pending, or to its knowledge or to the knowledge of

                                                                              6.

            any of its officers after due inquiry, threatened which, if adversely decided, could have a Material Adverse Effect on it its ability to perform its obligations under this document;

      (i) (NO CONTROLLER) no receiver or receiver and manager or mortgagee in possession is currently appointed or acting in relation to any of its property; and

      (j) (NO TRUST) it is not entering into this document as trustee of any trust or settlement.

6.2   BY THE COMPANY

      The Company represents and warrants to the Subscriber, as an inducement to the Subscriber to enter into this document, and it is a condition of this agreement that at the date of this document:

      (a) (SOLVENCY) the Company is able to pay its debts as and when they fall due;

      (b) (STATUS) it is a company limited by shares under the Act and listed on ASX;

      (c) (EVENTS) nothing has happened since 30 June 2006 within the Company's knowledge which has a Material Adverse Effect on the Company Group except for such information which is in the public domain;

      (d) (CONSTITUTION) the Constitution is in the form of the copy previously provided by the Company to the Subscriber with no further amendment or variation;

      (e) (SHARE ISSUES) other than as disclosed in Annexure A, there are no agreements, arrangements or understandings in force or securities issued which call for the present or future issue of, or grant to any person the right to require the issue of any shares or any other equity securities in the Company (including options);

      (f) (DISCLOSURES) the information about the Company, its Business and assets disclosed to the Subscriber before the date of this agreement is true, complete and accurate and is not misleading in any material respect;

      (g) (DISCLOSURE) the Company has complied with its obligations under Listing Rule 3.1;

      (h) (IP) all the Intellectual Property which is used by the Company does not infringe the rights of any third party and the Company has not been notified of any claim for infringement of any third party rights in relation to Intellectual Property; and ((i)(NO BREACH) this agreement and Subscription Completion do not conflict with or result in a breach of any obligation (including any statutory, contractual or fiduciary obligation) or constitute or result in any default under any provision of its Constitution or any material provision of any agreement, deed, writ, order, injunction, judgement, law, rule or regulation to which it is a party or is subject or by which it is bound;

      (j) (COMPLIANCE WITH LAWS) the Company and its subsidiaries have complied in all material respects with all material Australian and foreign laws and regulations applicable to them and have all material licenses, permits and franchises necessary for them to conduct their respective businesses as presently being conducted; and

                                                                              7.

      (k) (PERMITS AND APPROVALS) the Company and its subsidiaries have all the mining licenses, environmental approvals (including a properly assessed and approved Environmental Effects Statement), planning permits , approved work plans and other consents necessary for the development and mining of the Ballarat Goldfields East Project.

6.3   ON-SALE RESTRICTIONS: COMPANY'S REPRESENTATIONS AND WARRANTIES

      For the purposes of sections 707 and 708A of the Act, the Company represents and warrants to the Subscriber, as an inducement to the Subscriber to enter into this document, and as a condition of this Agreement at the date of this document:

      (a) the Company is not issuing the Placement Shares for the purpose of the Subscriber selling or transferring them, or granting issuing or transferring interests in, or options over them within 12 months after their issue;

      (b) there is no ASIC determination pursuant to subsection 708A(2) of the Act in force in respect of the Company;

      (c) the Company satisfies each of the preconditions to the case 1 exemption set out in subsection 708A(5)(a) - (d) of the Act;

      (d) the Company will issue an Information Notification to the ASX contemporaneously with Subscription Completion;

      (e) as at the date of the Information Notification, the Company has, and will have, complied with:

            (i) the provisions of Chapter 2M of the Act as they apply to the Company; and

            (ii)  section 674 of the Act; and

      (f) there is no excluded information of the kind referred to in clause 708A(6)(e), (7) and (8) of the Act.

6.4   CORRECTION OF INFORMATION NOTIFICATION

      The Company will comply with subsection 708A(9) of the Act to correct any defective Information Notification should it become aware of a defect within 12 months of the date of issue of the Placement Shares.

6.5   SUBSCRIBER'S REPRESENTATIONS AND WARRANTIES

      The Subscriber represents and warrants to the Company, as an inducement to the Subscriber to enter into this document, and as a condition of this Agreement at the date of this document that:

      (a) it is aware that no disclosure document has been prepared in connection with the proposed issue of the Placement Shares; and

                                                                              8.

      (b) it is not acquiring the Placement Shares for the purpose of selling or transferring them, or granting, issuing or transferring interests in, or options over, them within 12 months after their issue.

6.6   RELIANCE ON REPRESENTATIONS AND WARRANTIES

      The Company acknowledges that the Subscriber has entered into this agreement and has agreed to subscribe for the Placement Shares in reliance on the representations and warranties in clauses 6.1, 6.2 and 6.3.

6.7   WARRANTIES NOT EXTINGUISHED OR AFFECTED

      The Warranties are not extinguished or affected by any investigation made by or on behalf of a Subscriber into the affairs of the Company or by any other event or matter unless:

      (a)   the Subscriber has given a specific written waiver or release; or

      (b) the claim relates to a thing done or not done after the date of this agreement at the request or with the approval of the Subscriber.

6.8   UPDATE OF DISCLOSURES

      If, after the date of this agreement, the Company becomes aware of anything (CIRCUMSTANCE) which would cause a Warranty to be not true and accurate, or to be misleading in a material respect it will promptly give a notice to the Subscriber detailing the nature and effect of the Circumstance.

7.    NOTICES

      Any communication under or in connection with this agreement:

      (a)   must be in writing;

      (b)   must be addressed as shown below:

            BALLARAT GOLDFIELDS N.L.

            Address:              10 Woolshed Gully Drive
                                  Mt Clear, Victoria 3350, Australia

            Fax No:               03 5331 7927

            For the attention of: the Managing Director

            LIHIR AUSTRALIAN HOLDINGS PTY LTD

            Address:              Level 9, AAMI Building
                                  500 Queen Street
                                  Brisbane, Queensland 4000, Australia

            Fax No:               07 3318 9203

                                                                              9.

            For the attention of: Investor Relations Manager

            (or as otherwise notified by that party to the other party from time to time);

      (c) must be signed by the party making the communication or by a person duly authorised by that party;

      (d) must be delivered or posted by prepaid post to the address, or sent by fax to the number of the addressee, in accordance with clause 7(b); and

      (e)   will be deemed to be received by the addressee:

            (i) (in the case of prepaid post) on the third business day after the date of posting;

            (ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00pm on a Business Day, when that communication will be deemed to be received at 9.00am on the next Business Day; and

            (iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 7(b), unless that delivery is not made on a Business Day, or after 5.00pm on a Business Day, when that communication will be deemed to be received at 9.00am on the next Business Day.

8.    AMENDMENT AND ASSIGNMENT

8.1   AMENDMENT

      This document can only be amended, supplemented, replaced or novated by another document signed by the parties.

8.2   ASSIGNMENT

      A party may only dispose of, declare a trust over or otherwise create an interest in its rights under this document with the consent of each other party.

9.    GENERAL

9.1   GOVERNING LAW

      (a)   (LAW) This document is governed by the law in force in Victoria.

      (b) (JURISDICTION) Each party submits to the non-exclusive jurisdiction of the courts exercising jurisdiction in Victoria, and any court that may hear appeals from any of those courts, for any proceedings in connection with this document, and waives any right it might have to claim that those courts are an inconvenient forum.

                                                                             10.

9.2   LIABILITY FOR EXPENSES

      (a) (EXPENSES) Subject to paragraph (b), each party must pay its own expenses incurred in negotiating, executing and registering this document.

      (b) (STAMP DUTY) The Subscriber and Company must indemnify each other party against, and must pay each other party on demand the amount of, any duty that is payable on or in relation to this document and the transactions that it contemplates.

9.3   GIVING EFFECT TO THIS DOCUMENT

      Each party must do anything (including execute any document), and must ensure that its employees and agents do anything (including execute any document), that any other party may reasonably require to give full effect to this document.

9.4   WAIVER OF RIGHTS

      A right may only be waived in writing, signed by the party giving the waiver, and:

      (a) (CONDUCT) no other conduct of a party (including a failure to exercise, or delay in exercising, the right) operates as a waiver of the right or otherwise prevents the exercise of the right;

      (b) (ONE OCCASION) a waiver of a right on one or more occasions does not operate as a waiver of that right if it arises again; and

      (c) (further EXERCISE) the exercise of a right does not prevent any further exercise of that right or of any other right.

9.5   OPERATION OF THIS DOCUMENT

      (a) (RIGHTS PRESERVED) Any right that a person may have under this document is in addition to, and does not replace or limit, any other right that the person may have.

      (b) (SEVERANCE) Any provision of this document which is unenforceable or partly unenforceable is, where possible, to be severed to the extent necessary to make this document enforceable, unless this would materially change the intended effect of this document.

9.6   ASSIGNMENT

      No party may assign its rights or obligations under this Agreement without the written consent of the other parties.

9.7   NO MERGER

      No provision of this Agreement merges in or by virtue of Subscription Completion.

                                                                             11.

9.8   COUNTERPARTS

      This document may be executed in counterparts. If so, the signed copies are treated as making up the one document and the date on which the last counterpart is executed will be the date of the Agreement.

9.9   ATTORNEYS

      Each person who executes this document on behalf of a party under a power of attorney declares that he or she is not aware of any fact or circumstance that might affect his or her authority to do so under that power of attorney.

9.10  CONSTRUCTION

      No rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of, or seeks to rely on, this Agreement or any part of it.

                                                                             12.

                                   SCHEDULE 1

                                  (Clause 3.2)

                        APPLICATION FOR PLACEMENT SHARES

To: Ballarat Goldfields N.L.

Lihir Australian Holdings Pty Ltd (APPLICANT) applies and agrees to subscribe for 149 million fully paid ordinary shares in the capital of Ballarat Goldfields N.L. (APPLICANT'S SHARES). Accompanying this application is the Subscription Price in the amount of $41.72 million. The applicant agrees to be bound, on allotment of the applicant's shares to it, by the terms of the constitution of Ballarat Goldfields N.L. and requests that its name be entered in the register of members of Ballarat Goldfields N.L. in respect of the applicant's shares and for a holding statement to be issued to it.

DATED

                                                                             13.

EXECUTED as an agreement.

EXECUTED by LIHIR AUSTRALIAN
HOLDINGS PTY LTD:

/s/ Graham Folland                               /s/ A Hood
-----------------------------                   --------------------------------
Signature of director                           Signature of director/secretary

GRAHAM FOLLAND                                  A Hood
Name                                            Name

EXECUTED by BALLARAT
GOLDFIELDS N.L.:

/s/ Alister Maitland                            /s/ Richard Laufmann
-----------------------------                   --------------------------------
Signature of director                           Signature of director/secretary

ALISTER MAITLAND                                RICHARD LAUFMANN
Name                                            Name

                                                                             14.